Exhibit 99.11

CONSENT OF EXPERT

The undersigned, an authorized signatory on behalf of Knight Piésold Ltd., hereby consents to the use and reference to Knight Piésold Ltd. and the report entitled “Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada – Revision 1” dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2017.

March 22, 2018

/s/ Kenneth J. Brouwer, P. Eng.
Kenneth J. Brouwer, P. Eng.
Knight Piésold Consulting